SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                    Act of 1934 or Suspension of Duty to File
                     Reports Under Sections 13 and 15(d) of
                     the Securities and Exchange Act of 1934

                         Commission File Number 1-6862

                       Donaldson, Lufkin & Jenrette, Inc.
                       ----------------------------------
             (Exact name of registrant as specified in its charter)

                277 Park Avenue, New York, New York 10172, (212)
              892-3000 (Address, including zip code, and telephone
                          number, including area code,
                  of Registrant's principal executive offices)

 Donaldson, Lufkin & Jenrette, Inc. - DLJ Common Stock, par value $.10 per share
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            (Title of each class of securities covered by this Form)

          Donaldson, Lufkin & Jenrette, Inc. - DLJdirect Common Stock,
          ------------------------------------------------------------
                            par value $.10 per share
                            -------------------------
                    Series A Fixed/Adjustable Rate Cumulative
                    -----------------------------------------
              Preferred Stock, $50 liquidation preference per share
             ------------------------------------------------------
                    Series B Fixed/Adjustable Rate Cumulative
                    -----------------------------------------
              Preferred Stock, $50 liquidation preference per share
             ------------------------------------------------------
                  (Title of all other classes of securities for
                       which a duty to file reports under
                         Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [x]              Rule 12h-3(b)(1)(i)             [x]
Rule 12g-4(a)(1)(ii)    [ ]              Rule 12h-3(b)(1)(ii)            [ ]
Rule 12g-4(a)(2)(i)     [ ]              Rule 12h-3(b)(2)(i)             [ ]
Rule 12g-4(a)(2)(ii)    [ ]              Rule 12h-3(b)(2)(ii)            [ ]
                                         Rule 15d-6                      [ ]

Approximate number of holders of record as of the certification or notice date:  1

                  Pursuant to the requirements of the Securities Exchange Act of 1934, Donaldson, Lufkin & Jenrette, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 6, 2000                      By  /s/ Anthony F. Daddino
                                               ---------------------------------
                                             Name:   Anthony F. Daddino
                                             Title:  Executive Vice President
                                                     and Chief Financial Officer